UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1___)

Essendant Inc.

(Name of Subject Company)

Pzena Investment Management, LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Richard S. Pzena, CEO

Pzena Investment Management, LLC

320 Park Avenue, 8th floor

New York, NY 10022

(212) 355-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pzena Investment Management, LLC with the Securities and Exchange Commission on October 4, 2018, relating to the offer by Staples Inc. to purchase the Company Common Stock.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged.  Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 9.	Exhibits.	51

                        Item 9 of the Schedule 14D-9 is hereby amended by amending and restating exhibit (a)(2) with the following exhibit:

Exhibit No.Description

(a)(2)Presentation of Pzena’s Recommendation to other Shareholders

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018		Pzena Investment Management, LLC

	By:	/s/ Richard S. Pzena
Richard S. Pzena Chief Executive Officer